UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact May | 2023

Azul Updates Market on Negotiations with Lessors and OEMs

São Paulo, May 15, 2023 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, updates the market on the status of the commercial agreements reached with aircraft lessors and OEMs (original equipment manufacturers) as part of its permanent restructuring plan. Subject to certain conditions, the agreements to restructure Azul’s obligations with certain lessors and OEMs contemplate:

(i)	the elimination of lease payment obligations that had previously been deferred during the COVID-19 pandemic;
(ii)	a permanent reduction in lease payments from original contractual lease rates to agreed-upon current market rates;
(iii)	the deferral of certain payments to lessors and OEMs, as well as certain obligations under supplier agreements; and
(iv)	other concessions including improved end-of-lease compensation obligations and aircraft return conditions, the elimination of future maintenance reserves payments, and the negotiated early termination of certain aircraft leases.

In connection with this restructuring plan, lessors and OEMs have generally agreed to receive an unsecured tradeable note maturing in 2030 with a coupon of 7.5% per year and an equity instrument convertible into preferred shares valued at R$36.00 per share. The shares are subject to a lock-up provision until the second half of 2024 and will vest in fourteen quarterly installments, starting at the end of the lock-up period and ending in the second half of 2027. Azul shareholders will be granted preemption rights enabling them to subscribe for the convertible instrument in proportion to their shareholding in Azul.

The contemplated lessor and OEM equity instrument is limited in its upside and downside, aiming to minimize dilution to shareholders and at the same time provides full recovery to Azul’s partners. Dilution from the equity instrument is estimated at 17.5%. Throughout the vesting period, between the second half of 2024 and the second half of 2027 if, at the time of measurement, the trading price of Azul’s preferred shares is lower than R$36.00, Azul may compensate for the difference by issuing additional preferred shares, or through cash settlement, or through the issuance of new debt instruments. If the trading price of Azul’s preferred shares is higher than certain thresholds, the number of shares issuable pursuant to the equity instrument will be reduced and dilution will therefore be lower.

Estimated impact of agreements

Azul estimates that the restructuring described herein will reduce lease payments going forward by approximately R$5.4 billion, as illustrated in the schedule below:

Schedule of lease payments (R$ billion)	Post-restructuring estimates	1Q23 as reported	Change
2023 (2Q-4Q)	2.0	3.8	(1.9)
2024	2.9	4.1	(1.2)
2025	2.6	3.5	(0.9)
2026	2.4	3.2	(0.8)
2027 and beyond	10.8	11.4	(0.6)
Nominal lease payments	20.6	26.1	(5.4)
Financial charges assuming same discount rate	(10.2)	(11.6)	1.4
Present value of lease payments	10.4	14.5	(4.1)

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Material Fact May | 2023

The reduction in annual lease payments is also illustrated below:

Lease Amortization Excluding Future Deliveries

(R$ billion)

The equity instrument, given its lock-up and vesting periods, and upside and downside limitations, will be temporarily recognized as an accounting liability. Disregarding this accounting effect, gross debt is estimated to decrease R$1.8 billion compared to gross debt as reported in 1Q23 upon completion of the restructuring described herein, as follows:

Loans and financing (R$ billion)	Post-restructuring estimates
1Q23 gross debt¹	21.6
(-) 1Q23 lease liabilities	(14.5)
(+) Pro-forma lease liabilities	10.4
(+) 2030 Notes	2.3
Total adjustments	(1.8)
Pro forma gross debt²	19.8

¹ Excludes convertible debentures

² Excludes convertible debentures and lessor and OEM equity instrument

Accordingly, based on the estimates above, Azul’s leverage ratio measured as net debt to last twelve months EBITDA will decrease 0.6x from 5.2x to 4.6x.

Key financial ratios (R$ billion)	Post-restructuring estimates	1Q23 as reported	Change
Cash¹	2.6	2.6	-
Gross debt adjusted²	19.8	21.6	(1.8)
Net debt	17.2	19.0	(1.8)
Net debt / EBITDA³ (LTM)	4.6x	5.2x	-0.6x

¹ Includes cash, cash equivalents, accounts receivable, including sublease receivable, short and long-term investments.

² Excludes convertible debentures and lessor and OEM equity instrument.

³ EBITDA adjusted for non-recurring items.

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Material Fact May | 2023

The table below estimates the impact of the equity instrument on Azul’s fully diluted shares, with the issuance of preferred shares at R$36.00 per share and after vesting:

Outstanding shares (million)	Post-restructuring estimates	%
Fully diluted shares¹	424.2	82.5%
Lessor and OEM equivalent shares	90.0	17.5%
Fully diluted shares adjusted²	514.2	100.0%

¹ Includes convertible debentures equivalent preferred shares.

² Includes convertible debentures and lessor and OEM equity instrument.

The lock-up and vesting of the lessor and OEM equity instrument is illustrated below. The number of shares vesting is expected to range between 3.2 and 7.5 million shares per quarter, in contrast to average trading volume which is currently around 27.8 million shares per day:

Lock-up and shares to be vested

(estimated shares to be issued, in million)

¹ Average trading volume of Azul’s preferred shares and ADRs in 1Q23.

“Today we are proud to provide additional details about the commercial agreements we announced in March. As our estimates show, we are significantly improving our capital structure by reducing lease liabilities by over R$4 billion using IFRS16 and by more than R$7 billion using 7x rent. At the same time, we are honoring our commitment to fully compensate our partners for their confidence. We have reached these agreements amicably, demonstrating the strength of our long-lasting, mutually beneficial relationships,” said Alex Malfitani, Azul’s CFO.

Azul is in various stages of finalizing definitive binding documentation with its lessors and OEMs to implement the above-mentioned commercial agreements, which remain subject to certain conditions, including the next phases of its comprehensive restructuring plan, which includes debt refinancing and new capital raise. Azul will keep the market updated of any further developments.

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Material Fact May | 2023

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 170 aircraft and more than 14,000 Crewmembers, the Company has a network of 300 non-stop routes as of March 2023. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

Disclaimer

This material fact is disclosed for informative purpose only and is not intended to be published or distributed, directly or indirectly, in the United States or in any other jurisdiction and shall not be considered, construed as, or constitute, an investment recommendation. This material fact does not constitute an offer to sell, or a request or an offer to purchase, any securities of Azul S.A. or any of its subsidiaries. There shall be no sale of any securities in any jurisdiction in which the offer, solicitation or sale in such jurisdiction would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 15, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer